Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

July 21, 2023

Dillon Hagius Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Zura Bio Limited

Registration Statement on Form S-1

Filed June 14, 2023

File No. 333-272628

Dear Mr. Hagius:

On behalf of our client, Zura Bio Limited, a Cayman Islands company (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated June 23, 2023 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1.

For ease of reference, the comments contained in the Comment Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in the Amendment No.1 to the registration statement (“Amendment No.1”) filed in response to the Staff’s comments below.

Registration Statement on Form S-1

Cover Page

1.	For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.

Response: The Company has revised the cover page, and also added the disclosure to pages 16 through 18, 57 and 125 of Amendment No. 1 in response to the Staff’s comment.

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Dillon Hagius July 21, 2023 Page 2

2.	Disclose the exercise prices of the warrants compared to the market prices of the underlying securities. If the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company revised the cover page and also added the disclosure to pages 16 through 18, 56 through 57, 63, 64, and 80 through 81 of Amendment No. 1 in response to the Staff’s comment.

3.	We note the significant number of redemptions of your Class A Ordinary Shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. If any of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A Ordinary Shares, highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A Ordinary Shares.

Response: The Company has revised the cover page and also added the disclosure appearing on pages 56 through 57 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors, page 18

4.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A Ordinary Shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. If appropriate, also disclose that, even if the current trading price returns to or drops below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company has added the disclosure appearing on pages 56 through 57 of Amendment No. 1 in response to the Staff’s comment.

5.	Your cover page references a risk factor entitled "Future resales, or the perception of future resales, of Class A Ordinary Shares, including the Registrable Shares offered for resale hereunder, may cause the market price of the Class A Ordinary Shares to decline significantly, even if our business is doing well.” Please revise to include this risk factor.

Response: The Company has revised the cover page, and also revised the disclosure appearing on page 56 of Amendment No. 1 in response to the Staff’s comment.

Dillon Hagius July 21, 2023 Page 3

Business

Overview, page 78

6.	In light of the significant number of redemptions, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company notes that it raised approximately $80.0 million in a private placement in May and June 2023, which was disclosed in the liquidity and capital resources section of Amendment No. 1. In addition, the Company has revised page 80 of Amendment No. 1 in response to the Staff’s comment.

7.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that many of the beneficial owners of your outstanding shares will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company has added the disclosure appearing on pages 56 through 57, 62 through 63, and 81 of Amendment No. 1 in response to the Staff’s comment.

General

8.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the sponsor, private placement investors, PIPE investors, or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company has added the disclosure appearing on pages 16 through 18, 56 through 57, 62 through 63, 64, 80 through 81, and 125 of Amendment No. 1 in response to the Staff’s comment.

Dillon Hagius July 21, 2023 Page 4

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner